CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
9 North West Fourth Ring Road
Yingu Mansion Suite 1708
Haidian District Beijing
People’s Republic of China 100190
+86 10 82525361

September 21, 2012

By EDGAR Transmission

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	China Advanced Construction Materials Group, Inc.
Form 10-K for the Year Ended June 30, 2011
Filed September 23, 2011
Form 10-K/A for the Year Ended June 30, 2011
Filed September 26, 2011
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
Response dated August 23, 2012
File No. 1-34515

Dear Mr. Decker:

We hereby submit the responses of China Advanced Construction Materials Group, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission delivered to the Company on September 7, 2012, providing the Staff’s comments with respect to the above-referenced Annual Report on Form 10-K, as amended (the “10-K”), and Quarterly Report on Form 10-Q (the “10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis

Form 10-K for the Year Ended June 30, 2011

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what to the revisions will look like. These revisions should be included in your future filings.

Company Response:

We have provided the form of disclosure responsive to each comment that requests additional disclosures or other revisions which we will include in future filings to the extent applicable.

Risk Factors, page 15

We may be exposed to potential risks relating to our internal controls over…page 20

2.

Based upon the information that you provided to us in your response to comment two from our letter dated July 26, 2012, it appears to us that the individuals currently in your internal accounting department that are primarily responsible for the preparation of your books and records and financial statements do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. It appears that none of these individuals hold a license that demonstrates U.S. GAAP expertise, such as Certified Public Accountant in the U.S., and none have attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP.

The fact that you hired an outside advisor to assist you in your preparation of U.S. GAAP financial statements in further support that your internal accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP. We do not believe the compilation of the U.S. GAAP financial statements by an outside advisor is adequate to mitigate the limitations of your internal accounting department, since the outside advisor is not involved in the day-to-day operations of your company, including the maintenance of your underlying books and records.

Accordingly, based upon the information provided in your response, we believe that the current lack of U.S. GAAP experience in the internal accounting department of your company constitutes a material weakness. Thus, your internal control over financial reporting would not be effective. We also believe that this current lack of U.S. GAAP experience would result in your disclosure controls and procedures not being effective. When you file your upcoming Form 10-K for the year ended June 30, 2012, we would expect you to discuss this in detail under both the Risk Factors section and under Item 9A, including disclosing:

	•	Your internal accounting department has limited knowledge of U.S. GAAP and that this constitutes a material weakness.
	•	Any plans you have to remedy this materials weakness in the future.
	•	Your internal control over financial reporting is not effective as of June 30, 2012 and
	•	Your disclosure controls and procedures are not effective as of June 30, 2012.

Company Response:

We acknowledge the Staff’s comment. We expect that our conclusion on internal control over financial reporting and on disclosure controls and procedures contained in our upcoming Form 10-K for the year ended June 30, 2012 will likely be that the lack of sufficient internal staff with experience in U.S. GAAP as at June 30, 2012 constituted a material weakness and that we will discuss our plan to remedy this material weakness in the future.

Management’s Discussion and Analysis, page 29

Liquidity and Capital Resources, page 37

General

3.

We note your response to comment five from our letter dated July 26, 2012. Your proposed disclosure states, “[You] will assess the feasibility and plan any transfer in accordance with foreign exchange regulations, taking into account tax consequences.” This sentence appears to imply that you are considering whether or not to repatriate cash and short-term investments held by your foreign subsidiaries, which is not consistent with your indefinite reinvestment assertion in Note 10 of your financial statements. Please revise your proposed disclosure accordingly. Please also disclose, if true, that you do not intend to repatriate to the U.S. the cash and short-term investments held by your foreign subsidiaries.

Company Response:

We note your comment and hereby revise the response to comment five from your letter dated July 26, 2012, to read in its entirety as follows:

In future filings, to the extent such information would be material to an understanding of our results of operations, we propose to include enhanced disclosure of cash and cash equivalents in “Liquidity and Capital Resources” to the effect set forth below, updated as appropriate to reflect results for the relevant reporting period:

As of June 30, 2011, we had cash and cash equivalents of $1,610,699, restricted cash of $928,200 and short-term investment of $12,221,300. As of June 30, 2011, subsidiaries outside the U.S. held, in the aggregate, cash and cash equivalents of $1,574192, restricted cash of $928,200 and short-term investments of $12,221,300. which represented 99.90% and 99.70% of our cash and short-term investment, respectively, at the end of year ended June 30, 2011. Our BVI subsidiary holds a negligible amount of cash and does not have any short-term investment. We would be required to accrue and pay U.S. taxes if we were to repatriate these funds. Any company which is registered in mainland China must apply to the State Foreign Exchange Administration for approval in order to remit foreign currency to any foreign country. We currently do not intend to repatriate to the U.S. the cash and short-term investments held by your foreign subsidiaries. However, if we were to repatriate funds to the U.S., we would assess the feasibility and plan any transfer in accordance with foreign exchange regulations, taking into account tax consequences. As we conduct all of our operations in China, the inability to convert cash and short-term investments held in RMB to other currencies should not affect our liquidity.

Critical Accounting Policies and Estimates, page 39

Accounting for Long-lived Assets, page 40

4.

We note your response to comment seven from our letter dated July 26, 2012. You indicate that you estimate the fair value of your reporting units by using undiscounted cash flow analyses. Please revise your disclosure to indicate that you estimate the fair value of your long-lived assets rather than reporting units, if true. Otherwise, please revise your disclosure to indicate how you group long-lived assets for impairment and your basis for that determination. You also mention that you estimate fair value using undiscounted cash flow analyses. Please tell us how you determined that it was appropriate to use undiscounted cash flows rather than discounted cash flows to estimate fair value or revise your proposed disclosure accordingly. Refer to ASC 360-10-35.

Company Response:

We note your comment and hereby revise the response to comment seven from your letter dated July 26, 2012, to read in its entirety as follows:

In future filings, to the extent such information would be material to an understanding of our accounting for long-lived assets, we propose to include enhanced the disclosure under “Accounting for long-lived assets” in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the applicable note in the Financial Statements to the effect set forth below, updated as appropriate to reflect results for the relevant reporting period:

We classify our long-lived assets into: (i) plant and machinery; (ii) transportation equipment, (iii) office and equipment; and (iv) buildings and improvements. The classification is based on the Company’s accounting policy which is set by management. For example, Machinery and equipment is broken down into categories such as plant and machinery, transportation equipment, and office and equipment. Although these classifications are all under Machinery and equipment, it will be more informative if they classify into a more specific categories.

We conduct our review of the long-lived assets held and used by us in accordance with ASC 36-10-35. Whenever events or changes in circumstances (such as technological or other industry changes) indicate that the carrying value of the assets groups may not be recoverable, we will perform a two-step approach to estimate the fair value of our assets groups by first preparing the undiscounted cash flow analyses to obtain such value. If the undiscounted cash value is greater than the carrying value of the assets groups, no impairment is recognized. If the undiscounted cash flows value is less than our carrying costs of our assets groups, then we will perform step 2 by obtaining the fair value by using the discounted cash flows. Impairment is recognized to the extent that the carrying value of the assets groups exceeds its fair value which was determined through the discounted cash flows method.

We must make various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. We use set criteria that are reviewed and approved by various levels of management, and estimate the fair value of our asset groups. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for the underlying assets at such time. Any such resulting impairment charges could be material to our results of operations.

No events or changes in our business or circumstances required us to test for impairment of our long-lived assets during 2010 and 2011, and accordingly, we did not recognize any impairment loss during these periods.

Competitive pricing pressure and changes in interest rates could materially and adversely affect our estimates of future net cash flows to be generated by our long-lived assets, and thus could result in future impairment losses.

Financial Statements

Note 16 – Business Segments, page F-25

5.

We note your response to comment eight from our letter dated July 26, 2012. Please confirm that you will revise your future filings to include disclosures similar to those provided in your supplemental response.

Company Response:

We confirm that we will include in our future filings to include in the note to our consolidated financial statements relating to Business Segments disclosures similar to those provided in our supplemental response to comment eight from your letter dated July 26, 2012.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-10-8252-5361, or Woon-Wah Siu, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at +86-21-6137-7924.

Sincerely,

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By: /x/ Yanwei He
       Yanwei He
       Interim Chief Financial Officer

cc: Woon-Wah Siu, Esq.